Exhibit 99.1

Company	Wolseley PLC
TIDM	WOS
Headline	Offer Update
Released	17:41 02-May-06

OFFER DECLARED UNCONDITIONAL IN ALL RESPECTS
OFFER UPDATE

Wolseley Bristol Limited

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE

2 May 2006

Recommended cash offer

by

     UBS Limited
(“UBS Investment Bank”)

on behalf of

Wolseley Bristol Limited
(a wholly-owned subsidiary of Wolseley plc)
and
(in the United States) by Wolseley Bristol Limited itself

for

Brandon Hire plc
(“Brandon Hire”)

OFFER DECLARED UNCONDITIONAL IN ALL RESPECTS

On 10 April 2006, Wolseley Bristol Limited (“Wolseley Acquisitions”) made a recommended cash offer for the entire issued and to be issued ordinary share capital of Brandon Hire plc (the “Offer”).

Wolseley Acquisitions announces that all of the conditions of the Offer have now been satisfied or waived and the Offer is now declared unconditional in all respects.

Wolseley Acquisitions announces that, as at 1.00 p.m. on 2 May 2006, valid acceptances had been received in respect of a total of 30,389,390 Brandon Hire Shares, representing approximately 89.5 per cent of the issued share capital of Brandon Hire. This total includes acceptances received in respect of 12,279,561 Brandon Hire Shares (representing approximately 36.2 per cent. of the issued share capital of Brandon Hire) which were subject to irrevocable commitments procured by Wolseley Acquisitions.

As at 2 May 2006, Wolseley Acquisitions may count 30,389,390 Brandon Hire Shares (representing approximately 89.5 per cent of the issued share capital of Brandon Hire) towards satisfaction of the acceptance condition to its Offer.

In accordance with the conditions of the Offer, the Board of Wolseley Acquisitions has waived the requirement to receive acceptances in respect of not less than 90 per cent. of the Brandon Hire Shares to which the Offer relates and has decided to declare the Offer unconditional as to acceptances having received acceptances in respect of Brandon Hire Shares carrying, in aggregate, more than 50 per cent. of the voting rights exercisable at a general meeting of Brandon Hire. All the other conditions of the Offer, set out in the Offer Document dated 10 April 2006, have also been waived. The Offer has therefore become unconditional in all respects.

The Offer will remain open for acceptance until further notice. At least 14 days’ notice will be given by an announcement before the Offer is closed.

Brandon Hire Shareholders who wish to accept the Offer and who have not already done so should:

(i)	in respect of certificated Brandon Hire Shares, complete the Form of Acceptance in accordance with the instructions printed on it/set out in the Offer Document and return it together with the share certificate(s) and/or other document(s) of title to Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6DA by post or (during normal business hours only) by hand or to Lloyds TSB Registrars at Princess House, 1 Suffolk Lane, London, EC4R 0AX by hand only (during normal business hours) as soon as possible; and

(ii)	in respect of uncertificated Brandon Hire Shares, accept electronically through CREST in accordance with the instructions set out in the Offer Document as soon as possible.

Additional copies of the Offer Document and the Form of Acceptance can be obtained by telephoning Lloyds TSB Registrars on 0870 609 2158 (from within the UK) and +44 1903 276342 (from outside the UK).

Settlement of the consideration due under the Offer will be dispatched (or, in respect of Brandon Hire Shares held in uncertificated form, credited through CREST) on or before 16 May 2006 in respect of Brandon Hire Shares for which valid and complete acceptances of the Offer have already been received or, in respect of Brandon Hire Shares held in uncertificated form, for which Electronic Acceptances have already been made. Settlement of the consideration in respect of valid acceptances received or made on or after 2 May 2006 will be dispatched (or, in respect of Brandon Hire held in uncertificated form, credited through CREST) within 14 days of such acceptances being received or made.

As anticipated in the Offer Document dated 10 April 2006, as and when Wolseley Acquisitions has received valid acceptances of the Offer in respect of or otherwise acquired 90 per cent. or more in value of the Brandon Hire Shares to which the Offer relates, Wolseley Acquisitions will seek to acquire compulsorily the Brandon Hire Shares for which it has not received valid acceptances of the Offer or otherwise acquired, pursuant to sections 428-430F of the Companies Act.

As Wolseley Acquisitions has attained the required 75% of the voting rights attaching to the Shares of Brandon Hire, Wolseley Acquisitions is taking steps to procure the application by Brandon Hire for the cancellation of Brandon Hire’s listing on the Official List of the UK Listing Authority and the cancellation of trading in Brandon Hire Shares on the London Stock Exchange’s market for listed securities. It is anticipated that cancellation of listing and trading will take effect no earlier than 2 June 2006.

Terms defined in the Offer Document dated 10 April 2006 have the same meaning in this announcement.

Enquiries:

Wolseley plc

Investors/Analysts:
Guy Stainer	+44 118 929 8744
Head of Investor Relations	+44 773 977 8187

John English	+1 513 771 9000
Director of Investor Relations,	+1 513 328 4900
North America

Press:
Penny Studholme	+44 118 929 8886
Director of Corporate Communications	+44 786 055 3834

UBS Investment Bank	+44 207 568 1000
(Financial adviser to Wolseley)
Liam Beere
Tim Waddell
James Robertson

The availability of the Offer to persons outside the United Kingdom may be affected by the laws of other jurisdictions. Such persons should inform themselves and observe any applicable requirements of those jurisdictions.

The Offer is not being made in or into, and is not capable of acceptance in or from, Canada, Australia or Japan. Accordingly, copies of this announcement and any offer documents are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from, Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute documents in or into Canada, Australia or Japan.

This press release does not constitute the solicitation of an offer to buy securities in Canada, Australia or Japan or in any other jurisdiction in which such solicitation would be unlawful.

UBS Investment Bank is acting for Wolseley Bristol Limited and Wolseley plc in connection with the Offer and no-one else and will not be responsible to anyone other than Wolseley Bristol Limited and Wolseley plc for providing the protections offered to clients of UBS Investment Bank nor for providing advice in relation to the Offer.

END